As filed with the Securities and Exchange Commission on April 6, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cellegy Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in its Charter)

California	82-0429727
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

349 OYSTER POINT BOULEVARD, SUITE 200

SOUTH SAN FRANCISCO, CALIFORNIA 94080

(650) 616-2200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive

Offices)

K. MICHAEL FORREST

CHIEF EXECUTIVE OFFICER

CELLEGY PHARMACEUTICALS, INC.

349 OYSTER POINT BOULEVARD, SUITE 200

SOUTH SAN FRANCISCO, CA 94080

(650) 616-2200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

C. KEVIN KELSO, ESQ.

WEINTRAUB GENSHLEA CHEDIAK SPROUL

400 CAPITOL MALL, 11TH FLOOR

SACRAMENTO, CA 95814

(916) 558-6000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which shall specifically state that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Shares To be Registered	Amounts to be Registered(1)(2)	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, no par value	3,740,000	$4.01	$14,997,400	$1,905(1)

Common stock issuable upon exercise of warrants	260,000	$5.27(3)	$1,370,200	$174

Total	4,000,000		$16,367,600	$2,079

(1)	Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock on the NASDAQ Stock Market on April 1, 2004.

(2)	This Registration Statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock of the registrant.

(3)	Represents the exercise price of the warrants.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell their securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 6, 2004

PROSPECTUS

Cellegy Pharmaceuticals, Inc.

4,000,000 Shares

Common Stock

This prospectus relates to resale of up to 3,740,000 shares of our common stock that we may issue to the selling shareholder named herein pursuant to a structured secondary offering facility arrangement that we entered into with the selling shareholder, and up to 260,000 shares of our common stock that are issuable upon exercise of a warrant that we issued to the selling shareholder. The selling shareholder will receive all of the proceeds from the sale of shares of common stock hereunder; we will receive the proceeds from the sale of shares of common stock to the selling shareholder under the structured secondary offering facility and from any cash exercise of the warrant by the selling shareholder.

Our common stock is listed on the NASDAQ Stock Market under the symbol “CLGY.” On April 5, 2004, the last reported sale price of the Common Stock on the NASDAQ Stock Market was $4.35 per share.

This prospectus is accompanied by a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

This investment involves a high degree of risk. Please carefully consider the “ Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2004.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

Unless the context otherwise requires, the terms “we,” “our,” “us,” “the Company” and “Cellegy” refer to Cellegy Pharmaceuticals, Inc., a California corporation, and its subsidiaries.

Cellegy is our registered trademark. Cellegesic, Fortigel and Tostrelle and Rectogesic are trademarks of Cellegy. This prospectus also includes trademarks of companies other than Cellegy.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend” and “expect” and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. These forward-looking statements are not guarantees of future performance and concern matters that involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are also set forth in the section entitled “Factors Affecting Future Results” that appears in our Annual Report on Form 10-K for the year ended December 31, 2003, in Quarterly Reports on Form 10-Q and Form 10-Q/A (and any amendments thereto) and other documents that we subsequently file with the Commission, and in the section entitled “Risk Factors” in any supplements to this prospectus that we may file. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

THE COMPANY

Cellegy Pharmaceuticals is a development stage specialty biopharmaceutical company that develops and intends to commercialize prescription drugs targeting primarily gastrointestinal conditions and sexual dysfunction using proprietary topical formulations and nitric oxide, or NO, donor technologies. In January 2004, Cellegy reported positive results from our confirmatory Phase 3 study using Cellegesic™ (nitroglycerin ointment) for the treatment of chronic anal fissure pain. We plan to submit a New Drug Application, or NDA, to the United States Food and Drug Administration, or FDA, in the second quarter of 2004.

In addition to the anal fissure indication, we are developing Cellegesic for the treatment of hemorrhoids and a painful condition called dyspareunia, which prevents or inhibits sexual intercourse in more than five million women in the United States. Other early stage NO donor product candidates in our pipeline address a number of conditions including prostate cancer, Raynaud’s Disease and Restless Leg Syndrome.

Cellegy is also developing two transdermal testosterone gel products. Tostrelle™ (testosterone gel) 0.5% is for the treatment of female sexual dysfunction in postmenopausal women. We have previously announced results of an interim analysis of a Phase 2 study using Tostrelle for the treatment of female sexual dysfunction showing a favorable response rate of 71% versus a placebo response of 13%. Fortigel™ (testosterone gel) 2.0%, replacement therapy for male hypogonadism, was the subject of a Not Approvable letter by the FDA in July 2003. Cellegy has had discussions and exchanges with the FDA which we believe may lead to agreement on any remaining work required for approval of the product. There can, however, be no assurances regarding the timing and outcome of these interactions and the FDA’s decisions regarding Fortigel or our other products.

We were incorporated in California in 1989. Our principal offices are located at 349 Oyster Point Boulevard, Suite 200, South San Francisco, CA 94080, our telephone number is (650) 616-2200 and our internet address is www.cellegy.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

RISK FACTORS

Please carefully consider the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this prospectus before purchasing shares of our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.

Risks Relating to Our Business

We are subject to regulation by regulatory authorities including the FDA, which could delay or prevent marketing of our products. Unexpected regulatory outcomes could adversely affect our business and stock price.

Cellegy’s prescription product candidates, and our ongoing research and clinical activities such as those relating to our product candidates Cellegesic, Fortigel and Tostrelle, are subject to extensive regulation by governmental regulatory authorities in the United States and other countries. Before we obtain regulatory approval for the commercial sale of our potential drug products, we must demonstrate through pre-clinical studies and clinical trials that the product is safe and efficacious for use in the clinical indication for which approval is sought. The timing of NDA submissions, the outcome of reviews by the FDA and the initiation and completion of other clinical trials are subject to uncertainty, change and unforeseen delays. Under the Prescription Drug User Fee Act, or PDUFA, the FDA establishes a target date to complete its review of an NDA. Although the FDA attempts to respond by the relevant PDUFA date to companies that file NDAs, there is no obligation on the FDA’s part to do so. In addition, extensive current pre-clinical and clinical testing requirements and the current regulatory approval process of the FDA in the United States and of certain foreign regulatory authorities, or new government regulations, could prevent or delay regulatory approval of Cellegy’s products.

The process of developing and obtaining approval for a new pharmaceutical product within this regulatory framework requires a number of years and substantial expenditures. There can be no assurance that necessary approvals will be obtained on a timely basis, if at all. Delays in obtaining regulatory approvals could have a material adverse effect on us. If we fail to comply with applicable regulatory requirements, we could be subject to a wide variety of serious administrative or judicially imposed sanctions and penalties, any of which would materially and adversely affect our business, results of operations and stock price.

One or more of our ongoing or planned clinical trials could be delayed, or the FDA could issue a Not Approvable letter with respect to our future NDAs, as it did with our Fortigel NDA in July 2003. Such actions could result in further clinical trials or necessitate other time consuming or costly actions to satisfy regulatory requirements. The FDA may decide to have an Advisory Panel review the submission of our product candidates with an uncertain outcome of such panel’s recommendation, or take other actions having the effect of delaying or preventing commercial introduction of our products. Similarly, the FDA or other regulatory agencies could impose requirements on future trials that could delay the regulatory approval process for our products. There can be no assurance that the FDA or other regulatory agencies will find any of our trial data, including our soon to be filed NDA for Cellegesic or other sections of our regulatory submissions, sufficient to approve any of our product candidates for marketing in the United States or in other overseas markets.

In January 2004, Cellegy reported positive results from its confirmatory Phase 3 study using Cellegesic for the treatment of chronic anal fissure pain. We now plan to submit an NDA to the FDA in the second quarter of 2004. The trial was conducted according to a Special Protocol Assessment, or SPA, that was agreed upon by Cellegy and the FDA. An SPA is intended to provide assurance that if the pre-specified primary endpoint is achieved and no unexpected results are seen, the FDA will approve the product for commercial sale. Cellegy believes that it achieved the results specified in the SPA, including without limitation with regard to the treatment of scores of subjects who withdrew from the study due to headaches, although the FDA will conduct its own analysis and may reach a different conclusion. Failure of the FDA to approve Cellegesic for marketing, or imposition by the FDA of material additional conditions required to be satisfied prior to granting marketing approval, could have a material adverse effect on Cellegy’s business and stock price.

Sales of Cellegy’s products outside the United States are subject to different regulatory requirements governing clinical trials and marketing approval. These requirements vary widely from country to country and could delay introduction of Cellegy’s products in those countries.

Our clinical trial results are very difficult to predict in advance, and the clinical trial process is subject to delays. Failure of one or more clinical trials or delays in trial completion could adversely affect our business and our stock price.

Results of pre-clinical studies and early clinical trials may not be good predictors of results that will be obtained in later-stage clinical trials. We cannot assure you that Cellegy’s present or future clinical trials, including, for example, the Phase 2 study for Tostrelle or the Cellegesic Phase 2 hemorrhoid trial, will demonstrate the results required to continue advanced trial development and allow us to seek marketing approval for these or our other product candidates. Because of the independent and blind nature of certain human clinical testing, there will be extended periods during the testing process when we will have only limited, or no, access to information about the status or results of the tests. Cellegy and other pharmaceutical companies have believed that their products performed satisfactorily in early tests, only to find their performance in later tests, including Phase 3 clinical trials, to be inadequate or unsatisfactory, or that FDA Advisory Committees have declined to recommend approval of the drugs, or that the FDA itself refused approval, with the result that stock prices have fallen precipitously.

Delays in the clinical trial process can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete our clinical trials and our regulatory submissions, including NDAs, will depend on several factors, including the following:

•	the rate of patient enrollment, which is affected by the size of the patient population, the proximity of patients to clinical sites, the difficulty of the entry criteria for the study and the nature of the protocol;

•	the timely completion of clinical site protocol approval and obtaining informed consent from subjects;

•	analysis of data obtained from preclinical and clinical activities;

•	changes in policies or staff personnel at regulatory agencies during the lengthy drug application review; and

•	the availability of experienced staff to conduct and monitor clinical studies, internally or through contract research organizations.

We have a history of losses, and we expect losses to continue for at least several years. We could be subject to delisting by the Nasdaq National Market.

Our accumulated deficit as of December 31, 2003, was approximately $99.1 million. We have never operated profitably and, given our planned level of operating expenses, we expect to continue to incur losses through at least 2004. We plan to increase our operating expenses as we continue to devote significant resources to pre-clinical studies, clinical trials, administrative, marketing, sales and patent activities. Accordingly, without substantial revenues from new corporate collaborations, royalties on product sales or other revenue sources, we expect to incur substantial operating losses in the foreseeable future as our potential products move through development, and we continue to invest in research and clinical trials. Our losses may increase in the future, and even if we achieve our revenue targets, we may not be able to sustain or increase profitability on a quarterly or annual basis. The amount of future net losses, and the time required to reach profitability, are both highly uncertain. To achieve sustained profitable operations, we must, among other things, successfully discover, develop, obtain regulatory approvals for and market pharmaceutical products. We cannot assure you that we will ever be able to achieve or sustain profitability.

Cellegy’s common stock is currently listed on the NASDAQ National Market. There are several requirements for the continued listing of our common stock on the NASDAQ National Market, including requirements relating to stock price and to compliance with certain financial standards. If we fail to satisfy one or more of the criteria for continued listing and are unable to demonstrate compliance within the time periods permitted by NASDAQ, our common stock would be delisted from the NASDAQ National Market and we would likely seek a listing on the NASDAQ SmallCap Market or some other market. Delisting from the NASDAQ National Market would have a material adverse effect on our business and stock price.

Our prospects for obtaining additional financing, if required, are uncertain and failure to obtain needed financing could affect our ability to develop or market products.

Throughout our history, we have consumed substantial amounts of cash. Our cash needs are expected to decrease throughout 2004 due to a reduction in clinical trial activity followed by an increase in 2005 in order to fund the additional expenses required to continue or expand our development programs and to commercialize our products once regulatory approvals have been obtained. Cellegy has no current source of significant ongoing revenues or capital beyond existing cash and investments, certain product sales of Rectogesic and skin care moisturizers and access to funding through the structured secondary offering facility that we entered into with Kingsbridge Capital Limited, or the SSO Facility. The amount of cash required will depend on numerous factors including, without limitation: requirements in support of our development programs, the progress and results of pre-clinical and clinical testing, the time and costs involved in obtaining regulatory approvals, including the cost of complying with potential additional FDA information and/or clinical trial requirements to obtain marketing approval of our Fortigel product candidate, the costs of filing, prosecuting, defending and enforcing our intellectual property rights, the outcome of the PDI litigation, and legal costs and/or potential settlement payments associated with these legal proceedings. In order to complete the development, manufacturing and other pre-launch marketing activities necessary to commercialize our products, additional financing will be required.

In addition to the SSO Facility, Cellegy may seek private or public equity investments and future collaborative arrangements with third parties to help fund future cash needs. There is no assurance that such funding will be available for us to finance our operations on acceptable terms, if at all, and any future equity funding may involve significant dilution to our shareholders. Under certain circumstances we could be prevented from or be limited in fully utilizing planned funding from the SSO Facility. Insufficient funding may require us to delay, reduce or eliminate some or all of our research and development activities, planned clinical trials, administrative programs, personnel, outside services and facility costs. In addition, Cellegy would be subject to de-listing by the NASDAQ National Market if certain financial standards are not maintained. Cellegy believes that available cash resources and interest earned thereon will be adequate to satisfy its capital needs through December 2004 assuming no material adverse financial impact associated with PDI litigation and any subsequent legal proceedings.

The type and scope of patent coverage we have may limit the commercial success of our products.

Cellegy’s success depends, in part, on our ability to obtain patent protection for our products and methods, both in the United States and in other countries. Several of Cellegy’s products and product candidates, such as Cellegesic, Fortigel and Tostrelle, are based on existing molecules with a history of use in humans but which are being developed by us for new therapeutic uses or in novel delivery systems which enhance therapeutic utility. We cannot obtain composition patent claims on the compounds themselves, and will instead need to rely on patent claims, if any, directed to use of the compound to treat certain conditions or to specific formulations. This is the case, for example, with our United States patents relating to Cellegesic and Fortigel. Such method-of-use patents may provide less protection than a composition-of-matter patent, because of the possibility of “off-label” use of the composition. Cellegy may not be able to prevent a competitor from using a different formulation or compound for a different purpose.

No assurance can be given that any additional patents will be issued to us, that the protection of any patents that may be issued in the future will be significant, or that current or future patents will be held valid if subsequently challenged. For example, oppositions have been filed with the European Patent Office regarding our European patent protecting the manufacture and use of nitroglycerin ointment and related compounds for the treatment of anal disorders, including fissures and various hemorrhoidal conditions. In December 2003, we reported that the Board of Opposition of the European Patent Office had rendered a verbal decision revoking Cellegy’s European patent relating to its Cellegesic product and related compounds for the treatment of anal disorders, including fissures and various hemorrhoidal conditions. Although Cellegy intends to appeal this decision, an additional adverse outcome in the appeal process could have a negative effect on Cellegy, impacting the success of our marketing and corporate licensing efforts in Europe and adversely affecting our business and stock price.

The patent position of companies engaged in businesses such as Cellegy’s business generally is uncertain and involves complex legal and factual questions. There is a substantial backlog of patent applications at the United

States Patent and Trademark Office, or USPTO. Patents in the United States are issued to the party that is first to invent the claimed invention. There can be no assurance that any patent applications relating to Cellegy’s products or methods will issue as patents, or, if issued, that the patents will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide us a competitive advantage.

In addition, many other organizations are engaged in research and product development efforts in drug delivery and topical formulations that may overlap with Cellegy’s products. Such organizations may currently have, or may obtain in the future, legally blocking proprietary rights, including patent rights, in one or more products or methods under development or consideration by Cellegy. These rights may prevent us from commercializing technology, or may require Cellegy to obtain a license from the organizations to use the technology. Cellegy may not be able to obtain any such licenses that may be required on reasonable financial terms, if at all, and cannot be sure that the patents underlying any such licenses will be valid or enforceable. Moreover, the laws of certain foreign countries do not protect intellectual property rights relating to United States patents as extensively as those rights are protected in the United States. The issuance of a patent in one country does not assure the issuance of a patent with similar claims in another country, and claim interpretation and infringement laws vary among countries, so the extent of any patent protection is uncertain and may vary in different countries. As with other companies in the pharmaceutical industry, we are subject to the risk that persons located in other countries will engage in development, marketing or sales activities of products that would infringe our patent rights if such activities were in the United States.

Our product sales strategy involving corporate partners is highly uncertain.

Cellegy is seeking to enter into agreements with corporate partners regarding commercialization of our lead product candidates. Besides the Fortigel license agreement with PDI, which is currently subject to litigation between the parties, Cellegy currently has a limited number of other agreements with third parties to commercialize our product candidates. Cellegy may not be able to establish other collaborative arrangements and we may not have the resources or the experience to successfully commercialize any such products on our own, particularly in overseas markets. Failure to enter into other arrangements could prevent, delay or otherwise have a material adverse effect on our ability to develop and market products, including our Cellegesic product in the United States, and our Tostrex and Rectogesic products, in markets outside of North America.

With the current and future planned corporate partner arrangements, we may rely on our partners to conduct clinical trials, obtain regulatory approvals and, if approved, manufacture, distribute, market or co-promote these products. Reliance on third party partners can create risks to our product commercialization efforts. Once agreements are completed, particularly if they are completed at a relatively early stage of product development, Cellegy may have little or no control over the development or marketing of these potential products and little or no opportunity to review clinical data before or after public announcement of results. Further, any arrangements that may be established may not be successful or may be subject to dispute or litigation between the parties.

In October 2003, Cellegy announced that it had received a communication on behalf of PDI, Inc. invoking mediation procedures under the exclusive license agreement between PDI and Cellegy relating to Fortigel. The dispute resolution provisions of the agreement required non-binding mediation before either party could initiate further legal proceedings. Mediation proceedings were completed in early December 2003, after which both PDI and Cellegy initiated litigation proceedings. Although Cellegy believes PDI’s claims are without merit, there can be no assurances regarding the outcome of any such proceedings, or any potential counterclaims by PDI, and the Company could be required to devote significant time and resources to the proceedings. An adverse outcome in any such proceeding could have a material adverse financial impact on Cellegy.

We do not have any history of manufacturing products, and we have a limited number of critical suppliers.

Cellegy has no direct experience in manufacturing commercial quantities of products and currently does not have any capacity to manufacture products on a large commercial scale. We currently rely on a limited number of contract manufacturers, primarily PendoPharm Inc., and certain other suppliers to manufacture our formulations. Although we are developing other contract manufacturers, there can be no assurance that we will be able to enter into acceptable agreements with them or validate successfully facilities on a timely basis. In the future, we may not be able to obtain contract manufacturing on commercially acceptable terms for compounds or product formulations in the quantities we need. Manufacturing or quality control problems, lack of financial resources or qualified personnel could occur with our contract manufacturers causing product shipment delays, inadequate supply, or causing the contractor not to be able to maintain compliance with the FDA’s current good manufacturing practice requirements necessary to continue manufacturing. Such problems could limit our ability to produce clinical or commercial product and otherwise adversely affect Cellegy’s business and stock price.

In July 2003, PanGeo Pharma, Cellegy’s major contract manufacturer, filed for bankruptcy protection under Canadian law. Under a re-organization plan, PanGeo sold its facilities to an affiliate of Pharmasciences, another Canadian manufacturer, and was re-named PendoPharm Inc. Uncertainty exists concerning the future operations of the manufacturing plant that is used to manufacture products for Cellegy, and there can be no assurance that PendoPharm will be able to meet Cellegy’s clinical and product requirements on a timely basis, if at all. in the future. Cellegy is engaged in establishing production arrangements at a domestic location, although this is an expensive and time consuming process. There may be delays and additional costs relating to the technical transfer and validation of alternate suppliers.

We currently have no drug products we sell on our own and have limited sales and marketing experience.

We may market certain of our products, if successfully developed and approved, through a direct sales force in the United States and through sales and marketing partnership or distribution arrangements outside the United States. Cellegy has very limited experience in sales, marketing or distribution. To market certain of our products directly, we may establish a direct sales force in the United States or obtain the assistance of our marketing partner. If we enter into marketing or licensing arrangements with established pharmaceutical companies, our revenues will be subject to the terms and conditions of such arrangements and will be dependent on the efforts of our partner. Cellegy may not have the financial capability to successfully establish a direct sales force or our collaborators may not effectively market our products. Either circumstance could have a material adverse effect on the successful commercialization of our products and ultimate profitability.

We have very limited staffing and will continue to be dependent upon key employees.

Our success is dependent upon the efforts of a small management team and staff. We have employment agreements and a severance/retention plan in place with certain executives, but none of our executives are legally bound to remain employed for any specific term. If key individuals leave Cellegy, we could be adversely affected if suitable replacement personnel are not quickly recruited. Our future success depends upon our ability to continue to attract and retain qualified scientific, clinical, marketing and administrative personnel. There is competition for qualified personnel in all functional areas, which makes it difficult to attract and retain the qualified personnel necessary for the development and growth of our business.

Risks Relating to Our Industry

We face intense competition from larger companies, and in the future Cellegy may not have the resources required to develop innovative products. Cellegy’s products are subject to competition from existing products.

The pharmaceutical industry is subject to rapid and significant technological change. In the development and marketing of prescription drugs, Cellegy faces intense competition. Cellegy is much smaller in terms of size and resources than many of its competitors in the United States and abroad, which include, among others, major pharmaceutical, chemical, consumer product, specialty pharmaceutical and biotechnology companies, universities and other research institutions. Cellegy’s competitors may succeed in developing technologies and products that are safer and more effective than any that we are developing and could render Cellegy’s technology and potential products obsolete and noncompetitive. Many of these competitors have substantially greater financial and technical resources, clinical production and marketing capabilities and regulatory experience. In addition, Cellegy’s products are subject to competition from existing products. For example, Cellegy’s Fortigel product, if ever commercialized in the United States, is expected to compete with two currently marketed testosterone gel products sold by Unimed/Solvay and Auxilium Pharmaceuticals, a transdermal patch product sold by Watson Pharmaceuticals, a

Buccal tablet from Columbia Laboratories and potential generic products which may be introduced before or after Fortigel is commercialized.

Cellegy’s Cellegesic product, if commercialized, is expected to compete with over-the-counter products, such as Preparation H marketed by Wyeth, and various prescription products. As a result, we cannot assure you that Cellegy’s products under development will be able to compete successfully with existing products or innovative products under development by other organizations.

We are subject to the risk of product liability lawsuits.

The testing, marketing and sale of human health care products entails an inherent risk of allegations of product liability. We are subject to the risk that substantial product liability claims could be asserted against us in the future. Cellegy has obtained $5 million in insurance coverage relating to our clinical trials. There can be no assurance that Cellegy will be able to obtain or maintain insurance on acceptable terms, particularly in overseas locations, for clinical and commercial activities or that any insurance obtained will provide adequate protection against potential liabilities.

Risks Relating to Our Stock

Our stock price could be volatile.

Our stock price has from time to time experienced significant price and volume fluctuations. Since becoming a public company, our stock price has fluctuated in conjunction with the Nasdaq Stock Market generally and sometimes on matters more specific to Cellegy, such as an announcement of clinical trial or regulatory results or other corporate developments. Announcements that could significantly impact our stock price include:

•	Publicity or announcements regarding regulatory developments relating to our products particularly Fortigel and Cellegesic;

•	Clinical trial results, particularly the outcome of our more advanced studies; or negative responses from regulatory authorities with regard to the approvability of our products.

•	Period-to-period fluctuations in our financial results, including our cash and investment balance, operating expenses, cash burn rate or revenues;

•	Negative announcements, additional legal proceeding or financial problems of our key suppliers, particularly relating to our Canadian manufacturer and our service providers;

•	A negative outcome in litigation or other potential legal proceedings with PDI relating to the Fortigel license agreement; or

•	Other potentially negative financial announcements, including delisting from the NASDAQ National Market, review of any of our filings, by the Securities and Exchange Commission, changes in accounting treatment or restatement of previously reported financial results or delays in our filings with the SEC.

The Kingsbridge SSO financing arrangement may have a dilutive impact on our stockholders. The SSO arrangement imposes certain limitations on our ability to issue equity or equity-linked securities

There are 4,000,000 shares of our Common Stock that are reserved for issuance under the structured secondary offering facility arrangement, sometimes referred to in this prospectus as the SSO Facility, that we entered into with Kingsbridge Capital Limited, or Kingsbridge, 260,000 shares of which are related to a warrant that we issued to Kingsbridge. In certain circumstances where the registration statement covering these shares, of which this prospectus is a part, is not effective or available to Kingsbridge, additional shares may be issuable to Kingsbridge under the agreement. The issuance of shares under the SSO Facility at a discount to the market price of the common stock, and upon exercise of the warrant, will have a dilutive impact on other shareholders, and the issuance or even potential issuance of such shares, if any, could have a negative effect on the market price of our Common Stock. If we sell stock to Kingsbridge when our share price is decreasing, such issuance will have a more dilutive effect and may further decrease our stock price.

To the extent that Kingsbridge sells shares of our Common Stock issued under the SSO Facility to third parties, our stock price may decrease due to the additional selling pressure in the market. The perceived risk of dilution from sales of stock to or by Kingsbridge may cause holders of our Common Stock to sell their shares or encourage short sales. This could contribute to decline in our stock price.

During the two-year term of the SSO Facility, we are subject to certain restrictions on our ability to engage in certain equity or equity-linked financings without the consent of Kingsbridge. These restrictions primarily relate to non-fixed future-priced securities. We may not issue securities that are, or may become, convertible or exchangeable into shares of Common Stock where the purchase, conversion or exchange price for such Common Stock is determined using a floating or otherwise adjustable discount to the market price of the Common Stock during the two year term of our agreement with Kingsbridge. However, the agreement does not prohibit us from conducting most kinds of additional debt or equity financings, including PIPEs, shelf offerings, and secondary offerings.

THE STRUCTURED SECONDARY OFFERING FACILITY ARRANGEMENT

On January 16, 2004, we entered into a structured secondary offering facility arrangement, sometimes referred to in this prospectus as the SSO Facility, with Kingsbridge Capital Limited, or Kingsbridge, pursuant to a Common Stock Purchase Agreement dated January 16, 2004, which we sometimes refer to as the Purchase Agreement. The Purchase Agreement entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of two years, up to 3,740,000 shares of our common stock for cash consideration up to an aggregate of $15.97 million, subject to several conditions and restrictions. At the same time, we entered into a related Registration Rights Agreement with Kingsbridge, and we issued the warrant to Kingsbridge. Pursuant to the Purchase Agreement, we have (i) filed a registration statement of which this prospectus is a part, covering the possible resale by Kingsbridge of any shares that we may issue to Kingsbridge under the Purchase Agreement, and (ii) issued a warrant to Kingsbridge, which we will sometimes refer to as the Warrant, to purchase 260,000 shares of our common stock at an exercise price of $5.27 per share. The Warrant may be exercised from June 16, 2004 through January 16, 2009. Through this prospectus, the selling shareholder may offer to the public for resale shares of our common stock that we may issue to the selling shareholder pursuant to the Purchase Agreement, or that the selling shareholder may acquire upon exercise of the Warrant.

For a period of 24 months from the date of the Purchase Agreement, we may, from time to time, at our discretion, but subject to certain conditions that we must satisfy, sell or “draw down,” shares of our common stock to Kingsbridge at a purchase price having a discount of up to 12% from the volume weighted average of the price of our common stock for each of the 15 trading days following our election to sell shares. The discount will be determined as follows:

VWAP*	PERCENT OF VWAP (APPLICABLE DISCOUNT)
Greater than $7.00 per share	92%	(8)%
Greater than $2.50 per share but less than or equal to $7.00 per share	90%	(10)%
Greater than $1.25 per share but less than or equal to $2.50 per share	88%	(12)%

*	As set forth in the Purchase Agreement, “VWAP” means the volume weighted average price of our common stock during a trading day as reported by Bloomberg, L.P. using the AQR function.

The maximum number of shares that we can issue pursuant to the SSO Facility arrangement is 3,740,000 shares. An additional 260,000 shares are issuable with respect to a Warrant that we issued to Kingsbridge in connection with our entering into the SSO Facility. We intend to exercise our right to draw down amounts under the SSO Facility, if and to the extent available, at such times as there is a need for additional capital and when we believe that sales of stock under the SSO Facility provide the most effective means of raising capital.

Our ability to require Kingsbridge to purchase our common stock is subject to various limitations. We can make draw downs in amounts ranging from a minimum of $250,000 to a maximum of 2.5% of our market capitalization at the time of the draw down, provided that in no event can a single draw down exceed $5,000,000. Unless Kingsbridge agrees otherwise, a minimum of three trading days must elapse between the expiration of any draw down pricing period and the beginning of the next draw down pricing period. Kingsbridge is not obligated to purchase shares at prices below $1.25 per share. If we fail to issue and sell common stock to Kingsbridge pursuant to draw downs at least equal to $2.66 million under the SSO Facility during the term of the agreement, then we have agreed to pay $266,200 to Kingsbridge.

During the two year term of the SSO Facility, we may not engage in certain equity or equity-linked financings without the consent of Kingsbridge. However, we may engage in the following capital raising transactions without Kingsbridge’s consent: (1) establish stock option or award plans or agreements (for directors, employees, consultants and/or advisors), amend such plans or agreements, including increasing the number of shares available thereunder and issue shares under such plans; (2) use equity securities to finance, or otherwise in connection with, the acquisition of other companies, equipment, technologies or lines of business; (3) issue shares of common stock and/or preferred stock in connection with our option or other award plans, stock purchase plans, rights plans, warrants or options; (4) issue shares of common stock or preferred stock in connection with the acquisition of products, licenses, equipment or other assets and strategic partnerships or joint ventures (the primary purpose of which is not to raise equity capital); (5) issue shares of common stock or preferred stock to consultants or advisors as consideration for services rendered; (6) issue and sell shares in public offerings; (7) issue shares of common stock to Kingsbridge under any other agreement entered into between our company and Kingsbridge; (8) issue and sell equity or debt securities in a private placement (subject to the prohibition described in the next sentence); (9) issue equity securities to equipment lessors, equipment vendors, banks or similar lending institutions in connection with leases or loans, or in connection with strategic commercial or licensing transactions; and (10) issue securities in connection with any stock split, stock dividend, recapitalization, reclassification or similar event by Cellegy. During the term of the SSO Facility, without the prior written consent of Kingsbridge we may not issue securities that are, or may become, convertible or exchangeable into shares of common stock where the purchase, conversion or exchange price for such common stock is determined using a floating or otherwise adjustable discount to the market price of the common stock, including pursuant to an equity line or other financing that is substantially similar to the arrangement provided for in the SSO Facility.

The issuance of our common stock under the SSO Facility or upon exercise of the Warrant will have no effect on the rights or privileges of existing holders of common stock except that the economic and voting interests of each shareholder will be diluted as a result of such issuance. Although the number of shares of common stock that shareholders presently own will not decrease, such shares will represent a smaller percentage of our total shares that will be outstanding after such events. If we draw down amounts under the SSO Facility when our share price is decreasing, we will need to issue more shares than if our stock price was higher. Such issuances will have a dilutive effect and may further decrease our stock price.

Kingsbridge agreed in the Purchase Agreement that during the term of the SSO Facility, neither Kingsbridge nor any of its affiliates, nor any entity managed by Kingsbridge, will (i) be in a short position with respect to shares of our common stock in any accounts directly or indirectly managed by Kingsbridge or any of its affiliates or any entity managed by Kingsbridge or (ii) engage in any transaction that it intended to reduce the economic risk of ownership of shares of our common stock (including the purchase of any option or contract to sell) that would, directly or indirectly, have an effect substantially equivalent to selling short such shares of common stock that are subject to, underlie or may be deliverable in satisfaction of such transaction or otherwise may be reasonably be expected to adversely affect the market price of the common stock. Notwithstanding the foregoing restrictions, Kingsbridge has the right during any draw down pricing period to sell shares of our common stock equal in number to the aggregate number of the shares to be purchased pursuant to the applicable draw down notice.

Before Kingsbridge is obligated to buy any shares of our common stock pursuant to a draw down, the following conditions must be met:

•	Each of our representations and warranties in the Purchase Agreement shall be true and correct in all material respects as of the date when made and as of the draw down exercise date as though made at that time, except for representations and warranties that are expressly made as of a particular date.

•	We shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Purchase Agreement, the Registration Rights Agreement and the Warrant to be performed, satisfied or complied with by us.

•	We shall have complied in all material respects with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the Purchase Agreement and the consummation of the transactions contemplated by such agreement.

•	The registration statement, which includes this prospectus, shall have previously become effective and shall remain effective.

•	We shall not have knowledge of any event more likely than not to have the effect of causing the registration statement applicable to the resale of shares of our common stock by Kingsbridge to be suspended or otherwise ineffective (which event is more likely than not to occur within fifteen trading days after the trading day on which we deliver a drawn down notice under the SSO Facility).

•	Trading in our common stock shall not have been suspended by the Securities and Exchange Commission, the Nasdaq Stock Market or the National Association of Securities Dealers and trading in securities generally on the NASDAQ Stock Market shall not have been suspended or limited.

•	No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority which prohibits the consummation of any of the transactions contemplated by the Purchase Agreement.

•	No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against us or any of our officers, directors or affiliates seeking to enjoin, prevent or change the transactions contemplated by the Purchase Agreement.

•	The number of shares of our common stock beneficially owned by Kingsbridge, together with those shares that we propose to sell to Kingsbridge in connection with a draw down, cannot exceed 9.9% of the total amount of our common stock that would be outstanding upon completion of the draw down.

•	We shall have sufficient shares of common stock, calculated using the closing trade price of the common stock as of the trading day immediately preceding a draw down, registered under the registration statement to issue and sell such shares in accordance with such draw down.

There is no guarantee that we will be able to meet these or any other conditions under the Purchase Agreement or that we will be able to draw down any portion of the amounts available under the SSO Facility.

We also entered into a Registration Rights Agreement with Kingsbridge. Pursuant to the Registration Rights Agreement, we have filed a registration statement, which includes this prospectus, with the Securities and Exchange Commission relating to the resale by Kingsbridge of any shares of common stock purchased by Kingsbridge under the Purchase Agreement or issued to Kingsbridge as a result of the exercise of the Warrant. The effectiveness of such registration statement is a condition precedent to our ability to sell common stock to Kingsbridge under the Purchase Agreement. We are entitled in certain circumstances, including the existence of certain kinds of nonpublic information, to deliver a blackout notice to Kingsbridge, suspend the use of this prospectus and prohibit Kingsbridge from selling shares, until an appropriate prospectus supplement has been filed or an amendment to the registration statement has been filed and declared effective. If the company imposes a blackout notice in circumstances not permitted by the Registration Rights Agreement, or if the registration statement of which this prospectus is a part is not effective in circumstances not permitted by the agreement, then we must pay amounts to Kingsbridge, calculated by means of a varying percentage of an amount based on the number of shares held by Kingsbridge and the change in the market price of our common stock between the date the blackout notice is imposed (or the registration statement is not effective) and the date the prospectus again becomes available.

The foregoing summary of the SSO Facility does not purport to be complete and is qualified by reference to the Common Stock Purchase Agreement, the Registration Rights Agreement and the Warrant, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

THE SELLING SHAREHOLDER

This prospectus relates to the possible resale by the selling shareholder of shares of common stock that we may issue pursuant to the Purchase Agreement or upon exercise of the Warrant. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the Registration Rights Agreement.

The selling shareholder may from time to time offer and sell pursuant to this prospectus any or all of the shares that it acquires under the Purchase Agreement or upon exercise of the Warrant. Because the selling shareholder is not obligated to sell shares of common stock, and because the selling shareholder may also acquire or dispose of publicly traded shares of our common stock, we cannot estimate how many shares of common stock the selling shareholder will beneficially own after this offering.

The following table sets forth certain information regarding beneficial ownership of our common stock by Kingsbridge as of March 29, 2004. The selling shareholder has not, within the past three years, had any position, office or other material relationship with us or any of our predecessors or affiliates, except as a result of entering into the SSO Facility arrangement described herein.

	Shares of Common Stock Beneficially Owned(1) Prior to the Offering			Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering(2)
	Number	Percent			Number	Percent
Selling Shareholder
Kingsbridge Capital Limited(3)	4,000,000	19.9	%(4)	4,000,000	0	—	(4)

(1)	Includes 3,740,000 shares issuable under the Purchase Agreement and 260,000 shares that are issuable upon exercise of the Warrant. The address of Kingsbridge is 3rd Floor, Barclays House, P.O. Box 3340, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

(2)	Assumes that all of the offered shares are sold, that no other shares shown in the table as beneficially owned by the selling shareholder are sold, and that the selling shareholder does not acquire any other shares of our common stock.

(3)	We have been advised that Kingsbridge is controlled by Valentine O’Donoghue and does not accept third party investments. Accordingly, Mr. O’Donoghue is also regarded as a beneficial owner of the shares of common stock acquired by Kingsbridge.

(4)	Based on the number of issued and outstanding shares of common stock as of March 29, 2004.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by Kingsbridge pursuant to this prospectus. Any proceeds from the sale of the shares by us to Kingsbridge under the Purchase Agreement or received in connection with the exercise of the Warrant will be used for general corporate purposes, including capital expenditures and to meet working capital needs. General corporate purposes may also include, without limitation, repayment of debt, capital expenditures, possible acquisitions, investments, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. Pending the application of the proceeds from the sale of any shares by us to Kingsbridge, we expect to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities.

PLAN OF DISTRIBUTION

We are registering 4,000,000 shares of common stock under this prospectus on behalf of Kingsbridge. Except as described below, to our knowledge, the selling shareholder has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the shares. As used in this prospectus, the term “selling shareholder” includes donees, pledges, transferees or other successor-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, or other non-sale related transfer.

Who May Sell; How Much; Applicable Restrictions. The selling shareholder may decide not to sell any shares. The selling shareholder may from time to time offer some or all of the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling shareholder may arrange for other broker-dealers to participate. Kingsbridge is an “underwriter” within the meaning of the Securities Act, as amended, or the Securities Act, any such brokers, dealers or agents who participate in the distribution of the shares of common stock may be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Kingsbridge has advised us that it may effect resales of our common stock through any one or more of the following registered broker dealers: Brean Murray & Co., Inc.; Gilford Securities Incorporated; and Dahlman Rose Weiss, LLC. Each such broker dealer is an underwriter in respect of such shares sold by it on behalf of Kingsbridge. To the extent the selling shareholder may be deemed to be an underwriter, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have agreed to indemnify Kingsbridge with respect to the shares offered hereby against certain liabilities, including, without limitation, certain liabilities under the Securities Act, or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

Manner of Sales and Applicable Restrictions. The selling shareholder will act independently of Cellegy in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the NASDAQ Stock Market, on the over-the-counter market, otherwise, or in a combination of such methods of sale, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

(a) a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

(c) an over-the-counter distribution in accordance with the NASDAQ rules;

(d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;

or

(e) privately negotiated transactions.

Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling shareholder may transfer, devise or gift the shares by other means not described in this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from Kingsbridge (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Kingsbridge to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Kingsbridge, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Kingsbridge. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the NASDAQ National Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Kingsbridge and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling shareholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.

Expenses Associated With Registration. We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees, as well as fees of counsel for the selling shareholder incurred in the preparation of the SSO Facility agreements and the registration statement of which this prospectus forms a part. The selling shareholder will bear its pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as transfer taxes and certain other expenses associated with the sale of securities.

Indemnification. Under the terms of the Purchase Agreement and the Registration Rights Agreement, we have agreed to indemnify the selling shareholder and certain other persons against certain liabilities in connection with the offering of the shares of common stock, including liabilities arising under the Securities Act.

Prospectus Updates. At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the Securities and Exchange Commission, or the SEC, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling shareholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

MANAGEMENT

Executive Officers, Directors and Key Employees

Our executive officers and directors, as of March 29, 2004, are as follows:

Name	Age	Position
K. Michael Forrest	60	President and Chief Executive Officer, Director Director
John J. Chandler	62	Vice President, Corporate Development
A. Richard Juelis	55	Vice President, Finance and Chief Financial Officer
David A. Karlin, M.D.	60	Vice President, Clinical Research
Richard C. Williams(1)(2)	60	Chairman of the Board of Directors
John Q. Adams, Sr.(1)(2)(3)	67	Director
Tobi B. Klar, M.D.(3)	49	Director
Robert B. Rothermel(2)	60	Director
Thomas M. Steinberg(1)(3)	47	Director

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Nominating and Governance Committee.

K. Michael Forrest. Mr. Forrest has been President, CEO, and a director since December 1996. He also held the position of the Chairman of the Board from May 2000 to November 2003. From January 1996 to November 1996, he served as a biotechnology consultant. From November 1994 to December 1995, he served as President and CEO of Mercator Genetics, a private biotechnology company. From March 1991 to June 1994, he served as President and CEO of Transkaryotic Therapies, Inc., a public biotechnology company. From 1968 to 1991, Mr. Forrest held a series of positions with Pfizer, Inc. and senior management positions with American Cyanamid, including Vice President of Lederle U.S. and Lederle International. He is a director of INEX Pharmaceuticals, a public company developing anti-cancer products. Mr. Forrest holds a B.S. in Business Administration from Georgetown University, with concentrations in marketing, finance and economics.

John J. Chandler. Mr. Chandler became Vice President, Corporate Development in May 1998. From January 1995 to March 1998, he served as Vice President, Europe for the Medical Device Division of American Home Products now Wyeth. From 1968 to 1993, he held a series of management and senior management positions with American Cyanamid Company. Mr. Chandler holds an M.B.A. in Marketing from Seton Hall University and a B.S. in Biology from the Queens College of the City University of New York.

A. Richard Juelis. Mr. Juelis became Vice President, Finance and Chief Financial Officer in November 1994. From October 1990 to September 1994 he served as Vice President, Finance and Chief Financial Officer for two other publicly-traded biotechnology companies. Mr. Juelis has also held domestic and international financial and general management positions for seven years each with Hoffmann-LaRoche and Schering-Plough. He holds a B.S. in Chemistry from Fordham University and an M.B.A. from Columbia University.

David A. Karlin, M.D. Dr. Karlin joined Cellegy as Vice President, Clinical Research in October 2002. From February 2002 to July 2002, he served as Vice President, Clinical Development for Genteric, Inc., a privately held company specializing in gene therapy. From August 1999 to October 2001, Dr. Karlin was Senior Medical Director at Matrix Pharmaceuticals, a cancer and drug delivery company. He was Vice President, Clinical Research at SciClone Pharmaceuticals from 1995 to 1999. Prior to SciClone, Dr. Karlin held various positions at Syntex Corporation over a nine-year period. Before joining the pharmaceutical industry, Dr. Karlin was an Associate Professor at Temple University School of Medicine and an Assistant Professor at University of Texas M.D.

Anderson Hospital and Tumor Institute. He was an instructor at the University of Chicago, where he received his medical degree, and had Gastroenterology and Gastrointestinal Oncology training at that University .

Richard C. Williams. Mr. Williams became Chairman and a Director in November 2003. He is President and Founder of Conner-Thoele Ltd, a consulting and financial advisory firm specializing in health care acquisition analysis, strategy formulation and post merger consolidation and restructuring. Mr. Williams served as Vice Chairman, Strategic Planning of King Pharmaceuticals following the acquisition by King of Medco Research where he was Chairman. He was also Co-Chairman and a director of Vysis, a genetic biopharmaceutical company. Prior to founding Conner-Thoele Limited, he served as Vice President, Finance and CFO of Erbamont N.V., an international pharmaceutical company, as well as executive and financial officer positions with Field Enterprises, Inc., Abbott Laboratories, and American Hospital Supply Corporation. Mr. Williams is a director of EP Med Systems, a public electrophysiology diagnostic company and ISTA Pharmaceuticals, a public emerging ophthalmology company. He is a former member of the Listed Company Advisory Committee of the New York Stock Exchange. Mr. Williams received a B.A. degree in economics from De Pauw University and an M.B.A. from the Wharton School of Finance.

John Q. Adams, Sr. Mr. Adams became a Director in November 2003. He is President of J.Q Enterprises, a holding company for his interests in real estate and ranching. He has had a long career in the pharmaceutical industry and has owned three companies: Baylor Laboratories, sold to Norwich Eaton Pharmaceuticals;. his second company, Allerderm, Inc., sold to Virbac Inc. in France; and Adams Laboratories, a private pharmaceutical company focused on respiratory therapy, sold to Medeva Pharmaceuticals, where from 1991 to 1995, Mr. Adams was a director and was also President of Medeva Americas. Mr. Adams later repurchased Adams Laboratories from Medeva and served as Chairman and CEO. He continues to serve as Chairman of Adams Laboratories and retains memberships and board positions in several professional and philanthropic organizations including the American College of Allergy and the Vanderbilt University Voice Center. He is also an Honorary Fellow of the American Academy of Otolaryncology-Head and Neck Surgery. Mr. Adams holds a degree in Biology from Heidelberg College.

Tobi B. Klar, M.D. Dr. Klar became a director for Cellegy in June 1995. She is a physician, board certified in dermatology. Since 1986, Dr. Klar has maintained a private dermatology practice and has served as Co-Chairperson of the Department of Dermatology at New Rochelle Hospital Medical Center, New Rochelle, New York, and Associate Clinical Professor in Dermatology at Albert Einstein Medical Center in New York City. Dr. Klar holds a M.D. from the State University of New York.

Robert B. Rothermel. Mr. Rothermel became a Director in January 2004. He is currently a partner of CroBern Management Partnership, a healthcare management and venture capital firm. In November 2002, he retired from Deloitte & Touche, where in his last position, he was the global leader of the firm’s Enterprise Risk Services practice. He previously served as the lead audit engagement partner for several multi-national corporations, and has led professional services in specialty areas such as IPOs, acquisitions, divestitures, and restructurings, and litigation. Mr. Rothermel holds a B.S. degree in business administration from Bowling Green State University.

Thomas M. Steinberg. Mr. Steinberg became a director in November 2003. He is President of the Tisch Family Interests. Mr. Steinberg formerly worked for Goldman Sachs & Company as a Vice President. He is director of Catellus Development Corporation, a NYSE company. He also served as a director of a number of other public and private companies including Gunther International, Infonxx, Inc., and Ableco. Mr. Steinberg received an economics degree from Yale University where he graduated Summa Cum Laude and Phi Beta Kappa. He also received an M.B.A. from Stanford University.

Directors hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified. Executive officers are chosen by and serve at the discretion of the Board of Directors, subject to any written employment agreements with Cellegy.

Committees of the Board

Standing committees of the Board include an Audit Committee, a Nominating and Governance Committee and a Compensation Committee.

Messrs. Williams, Adams and Rothermel are the current members of the Audit Committee. Mr. Rothermel is the current chair of the Committee. Subject to an approved charter, the Audit Committee reviews our financial results, accounting practices, internal control systems and the fee arrangements with our independent auditors as well as their independence and performance, and meets with our independent auditors concerning the scope and terms of their engagement and the results of their audits. The Company has determined that each member of the Audit Committee is “independent” as defined in the applicable NASDAQ Stock Market listing standards, and by the Sarbanes-Oxley Act of 2002 and related regulations of the Securities and Exchange Commission, and that Mr. Rothermel qualifies as an “audit committee financial expert” as defined in such regulations.

Messrs. Adams, Steinberg and Williams are the current members of the Compensation Committee. Mr. Williams is the current chair of the Committee. The Compensation Committee recommends compensation and severance arrangements for officers and employees of Cellegy, grants stock options and stock awards under our employee benefit plans and acts as administrator of those plans and approves, within certain guidelines, warrants granted to consultants.

Messrs. Adams and Steinberg and Dr. Klar are the current members of the Nominating and Governance Committee. Dr. Klar is the current chair of the Committee. Subject to an approved charter, the general functions of the Nominating and Governance Committee are (i) to recruit, evaluate and nominate candidates to be presented for appointment or election to serve as members of the Board, (ii) to recommend nominees for Board committees, (iii) to recommend corporate governance guidelines applicable to the Company, and (iv) to review the Board’s performance. The Committee will consider nominees recommended by shareholders for election as directors, but has not adopted formal procedures to be followed by shareholders in submitting such recommendations.

Director Compensation

In 2003, outside directors received an annual retainer of $10,000 and a fee of $1,500 for each Board meeting attended in person, as well as their travel expenses related to attendance at Board meetings. In addition, they receive annual retainers of $1,000, $3,500 and $4,500 for Nominating, Compensation and Audit Committee membership, respectively.

Non-employee directors of Cellegy are eligible to participate in the 1995 Directors’ Stock Option Plan (the “Directors’ Plan”). A total of 350,000 shares of common stock are reserved for issuance to eligible directors pursuant to the Directors’ Plan. The Directors’ Plan is currently administered by the Compensation Committee of the Board. In June 2003, annual options under the Directors’ Plan to acquire 12,000 shares at an exercise price of $5.00 per share were granted to each of the existing outside directors, and in November 2003, initial option grants to acquire 30,000 shares at an exercise price of $2.89 per share were granted to Messrs. Adams and Steinberg. Mr. Williams receives compensation for services as Chairman but agreed not to receive the above compensation and options received by other outside directors. See also “Certain Relationships and Related Transactions.”

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires Cellegy’s directors and executive officers, and persons who own more than ten percent of a registered class of Cellegy’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Cellegy common stock and other equity securities of Cellegy. Officers, directors and greater than ten percent shareholders are required by the regulations of the SEC to furnish Cellegy with copies of all Section 16(a) forms they filed. To Cellegy’s knowledge, based solely on review of the copies of such reports furnished to Cellegy, during the last fiscal year all Section 16(a) filing requirements applicable to Cellegy’s officers, directors, and greater than ten percent beneficial owners were timely filed.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee (“Committee”), consisting at different times of Felix Baker, Jack Bowman, Alan Steigrod, Richard Williams, John Adams and Thomas Steinberg, was (a) at any time during 2003 an officer or employee of Cellegy or any of its subsidiaries or (b) formerly an officer of Cellegy or any of its subsidiaries. No executive officer of Cellegy served during 2003 or serves as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers on our Board or our Compensation Committee.

Executive Compensation

The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to Cellegy during fiscal years 2003, 2002 and 2001 to (i) each person who served as Cellegy’s chief executive officer during 2003, and (ii) the four most highly compensated officers other than the chief executive officer who were serving as executive officers at the end of 2003 and whose total annual salary and bonus in such year exceeded $100,000 (of which there were only four such persons), and (iii) up to two additional individuals for whom disclosures would have been provided in this table but for the fact that such persons were not serving as executive officers as of the end of 2003 (collectively with the CEO, the “Named Officers”).

Summary Compensation Table

	Annual Compensation					Long Term Compensation Awards Securities Underlying Options (#)
Name and Principal		Salary	Bonus	Other Annual Compensation				All Other Compensation
Position	Year	($)	($)	($)				($)

K. Michael Forrest President and Chief Executive Officer	2003 2002 2001	$380,000 284,375 302,820	$ — 100,000 —	$325,000 100,000 —	(3) (2)	80,000 244,097 50,000	(1)	— — —

Daniel L. Azarnoff, M.D.(4) Senior Vice President, Medical and Regulatory Affairs	2003 2002 2001	$112,500 150,754 142,000	$5,000 — —	— — —		— 112,222 17,500	(1)	— — —

John J. Chandler Vice President, Corporate Development	2003 2002 2001	$215,000 177,005 189,000	$15,000 — —	— — —		25,000 140,139 23,500	(1)	— — —

A. Richard Juelis Vice President, Finance and Chief Financial Officer	2003 2002 2001	$203,000 170,004 187,200	$5,000 — —	— — —		25,000 108,361 22,500	(1)	— — —

David A. Karlin, M.D. Vice President, Clinical Research	2003 2002 2001	$225,000 46,875 —	— — —	— — —		25,000 150,000 —		— — —

(1)	As described in the report of the compensation committee included in Cellegy’s definitive proxy statement for its 2003 annual meeting of shareholders, a portion of the options reflected under the column entitled “Securities Underlying Options” were granted in consideration of a reduction in salary during the second half of the year.

(2)	24,631 shares issued on April 21, 2003, based on the closing price of the common stock on that date of $4.06 per share.

(3)	82,487 shares issued on May 15, 2003, based on the closing price of the common stock on that date of $3.94 per share.

(4)	Dr. Azarnoff resigned his position effective August 15, 2003 and is currently a consultant to the Company.

Option Grants In Last Fiscal Year

The following table sets forth information regarding individual option grants to acquire Cellegy common stock during fiscal 2003 to each Named Officer.

	Individual Grants
	Number of Securities Underlying Options Granted (#)	% of Total Options Granted Employees In Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term(2)
Name					5% ($)	10% ($)

K. Michael Forrest(1)	80,000	26.4%	$2.89	11/2013	$145,400	$368,473

Daniel L. Azarnoff	—	—	—	—	—	—

John J. Chandler(1)	25,000	8.2	2.89	11/2013	45,438	115,148

A. Richard Juelis(1)	25,000	8.2	2.89	11/2013	45,438	115,148

David A. Karlin, M.D.(1)	25,000	8.2	2.89	11/2013	45,438	115,148

(1)	The exercise prices of these option shares shown in the table were the fair market value of the common stock on the grant date. The shares subject to these options become exercisable annually over three years from the grant date. The exercise price may be paid in cash or in shares of common stock valued at fair market value on the exercise date, or through a same day sale procedure.

(2)	Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term based on assumed rates of annual compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the respective option terms. The assumed 5% and 10% rates of share price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent Cellegy’s estimate or projection of future share prices.

Aggregated Option/SAR Exercises In Last Fiscal Year And

Fiscal Year End Option/SAR Values

The following table sets forth information with respect to the options exercised by the Named Officers during fiscal 2003.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at December 31, 2003 (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options at December 31, 2003 ($) Exercisable/ Unexercisable(1)
K. Michael Forrest	—	—	804,426 /191,460	$147,717 / $54,444

Daniel L. Azarnoff, M.D.	—	—	165,891 / 36,904	73,419 / 14,738

John J. Chandler	—	—	232,608 / 74,499	88,565 / 25,150

A. Richard Juelis	25,000	$95,000	144,437 / 56,083	48,169 / 20,238

David A. Karlin, M.D.	25,000	$93,000	61,456 / 88,544	73,133 / 81,117

(1)	Based on the difference between the fair market value of the common stock at December 31, 2003 ($3.11 per share) and the exercise price of options shown on the table.

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2003, information with respect to our equity compensation plans, including our 1995 Equity Incentive Plan and the 1995 Directors’ Stock Option Plan, and with respect to certain other options and warrants, as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders	3,198,216			$4.77	943,683
Equity compensation plans not approved by security holders	300,000 600,000 400,000	(1) (2) (2)	$ $ $	11.75 5.00 2.89	— — —

Total	4,498,216			$5.91	943,683

(1)	Represents shares subject to outstanding warrants. Warrants to purchase 300,000 shares of common stock were issued to a financial advisor: 150,000 of the shares subject to the warrants had an exercise price of $8.50 per share and expired in March 2004; and the remaining 150,000 shares subject to the warrants had an exercise price of $15.00 per share and expired in March 2004.

(2)	The Company also granted a stock option to Mr. Richard C. Williams to purchase 1,000,000 shares of common stock, with 400,000 shares at an exercise price equal to $2.89 per share, which was the closing market price of the common stock on the grant date and 600,000 shares at an exercise price of $5.00 per share. The option is vested and exercisable in full immediately, although a portion of the option, covering up to 600,000 shares initially and declining over time, is subject to cancellation to the extent the portion has not been exercised, in the event that Mr. Williams voluntarily resigns as Chairman and a director within certain time periods.

Certain Relationships and Related Transactions

Employment Agreements and Change of Control Arrangements

The Company entered into a new employment agreement with K. Michael Forrest, its President and Chief Executive Officer, effective as of January 1, 2003, to replace an earlier employment agreement with Mr. Forrest entered into in 1996.

The agreement has an initial term of three years and will be renewed for up to two successive one-year terms unless either party elects to terminate the agreement. The agreement provides for a base compensation rate of $380,000 per year, issuance as a bonus of 82,487 shares of common stock under the Company’s 1995 Equity Incentive Plan (the “Plan”), and eligibility to participate in incentive compensation or bonus programs that the board of directors may establish from time to time. The agreement provides for severance compensation (ranging from 18 to 24 months of salary and bonus, and certain other payments), continuation of insurance benefits, and continuation of the period within which to exercise options in certain circumstances including termination of employment other than for cause or in connection with a change of control transaction (as such terms are defined in the agreement). The agreement also provides for continuation of medical and health insurance for Mr. Forrest until he reaches age 65 in certain circumstances. The agreement also provides for accelerated vesting of options in connection with a change of control transaction. The Company may condition payment of such benefits upon receipt of a general release of claims in form reasonably satisfactory to the Company.

Retention and Severance Plan; Options

The Board of Directors of the Company adopted a Retention and Severance Plan in April 2003, and the Company has entered into related agreement with each of its officers and certain other employees. Under the plan, if an executive’s employment is terminated “upon a change of control,” as that term is defined in the plan, the executive will receive a lump sum payment in an amount equal to one year of base salary and one year of his or her targeted bonus. In addition, the vesting and exercisability of outstanding but unvested options held by the executive will be accelerated in full so that the options are fully vested, and the executive will have 12 months after the date of termination to exercise the options. The executive will receive paid COBRA medical and health insurance coverage for 12 months. If the Company terminates an executive’s employment, without cause (as that term is defined in the plan) in the absence of a change of control, the executive will receive his or her base salary for a period of six months, reduced by the amount of any compensation earned by the executive from other employment during that time. In addition, the executive will have six months from the date of termination to exercise options to the extent vested on the date of termination, and the executive will receive paid COBRA medical and health insurance coverage for six months. As a condition of receiving benefits under the plan, the Company may require the executive to sign a general release of claims in connection with the executive’s employment termination. The Company has no agreements and currently is not involved in negotiations regarding a potential change of control transaction.

Certain modifications to all employee stock options were subsequently approved by the Board in November 2003, including accelerated vesting, a longer post-termination exercise period for options in some instances and certain severance benefits, if employment is terminated for certain reasons before November 2004.

In November 2003, the Board approved a modification to stock options held by outside directors of the Company, including options held by Jack L. Bowman, Alan A. Steigrod and Larry J. Wells, who resigned as directors in November 2003. The options were modified to become exercisable in full immediately upon resignation, with an extension of the exercise period on all options for five years from the resignation date. Generally similar modifications were approved for stock options held by directors Ronald J. Saldarini, Ph.D., who resigned in December 2003, and Tobi B. Klar, M.D., if they are no longer directors before November 2004.

Other

On November 6, 2003, Cellegy announced changes in the composition of its Board of Directors, including the appointment of Mr. Richard C. Williams as Chairman of the Board and Messrs. John Q. Adams, Sr. and Thomas M. Steinberg as directors, along with the resignation of Messrs. Bowman, Steigrod and Wells as directors. In consideration of Mr. Williams’ agreement to serve as Chairman and director, the Company agreed to pay Mr. Williams a fee of $100,000 per year. The Company also granted a stock option to Mr. Williams to purchase 1,000,000 shares of common stock, with 400,000 shares at an exercise price of $2.89 per share, which was the closing market price of the common stock on the grant date, and 600,000 shares at an exercise price of $5.00 per share. The option is vested and exercisable in full immediately, although a portion of the option, covering up to 600,000 shares initially and declining over time, is subject to cancellation to the extent the portion has not been exercised, in the event that Mr. Williams voluntarily resigns as Chairman and a director within certain time periods.

For further information concerning the agreement with PDI, see the Company’s annual report on Form 10-K for the year ended December 31, 2003, under the caption, “Business—Legal Proceedings.”

The Compensation Committee, as plan administrator of the Plan, has the authority in certain circumstances to provide for accelerated vesting of the shares of common stock subject to outstanding options held by the Named Officers as well as other optionees under the Plan in connection with certain kinds of changes in control of Cellegy. For the Compensation Reduction Options granted on July 23, 2002, all remaining unvested options would vest immediately on the date a change in control occurs, if the employee is still employed by Cellegy. For the Stay Incentive Options granted on July 23, 2002, all remaining unvested options would vest immediately on the date a change in control occurs, if the employee loses their job (except for cause) within six months of the change in control date.

Principal Accountant Fees and Services

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLP, to us for the audit of our annual financial statements for the year ended December 31, 2003, and fees billed for audit-related services, tax services and all other services rendered to us by PricewaterhouseCoopers LLP for 2003. The table also presents fees for professional services rendered by Ernst & Young LLP (who served as the Company’s independent auditors for the 2002 year and for a partial period of 2003 ending effective November 14, 2003) for the audit of our annual financial statements for fiscal 2002 and fees billed for audit-related services, tax services and all other services rendered to the Company by Ernst & Young LLP for the portion of 2003 during which such firm served as the Company’s independent auditors.

Fees	2003		2002
Audit fees	$164,750	(1)	$174,041
Audit-related fees	—		—
Tax fees	3,575		50,000
All other fees	—		—

Total	$168,325		$224,041

(1) Includes $120,000 billed by PricewaterhouseCoopers LLP and $44,750 billed by Ernst & Young LLP in 2003.

     All other amounts in 2003 and 2002 were billed by Ernst & Young LLP.

Audit fees. Audit fees relate to services related to the audit of the Company’s financial statements and review of financial statements included in the Company’s quarterly reports on Form 10-Q, including review of registration statements filed with the SEC.

Audit-related fees. This category includes fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not included under “Audit Fees,” and include fees for consultations concerning financial accounting and reporting matters, and Sarbanes-Oxley Act, Section 404 advisory services.

Tax fees. Tax fees include fees for services rendered in connection with preparation of federal, state and foreign tax returns and other filings and tax consultation services.

All other fees. There were no other fees in 2002 and 2003.

Pre-Approval Policies

Under our pre-approval policies with respect to our independent auditor, the Audit Committee pre-approves all audit and non-audit services provided by our independent auditors prior to the engagement of the independent auditors for such services. The Chairman of the Audit Committee has the authority to approve any additional audit services and permissible non-audit services, provided the Chairman informs the Audit Committee of such approval at its next regularly scheduled meeting.

All fees reported under the headings Audit fees, Audit-related fees, Tax fees and All other fees above for 2003 were approved by the Audit Committee before the respective services were rendered, which concluded that the provision of such services was compatible with the maintenance of the independence of the firm providing those services in the conduct of its auditing functions. Accordingly, none of the fees reported under the hearings were approved by the Audit Committee pursuant to federal regulations that permit the Audit Committee to waive its pre-approval requirement under certain circumstances.

Code of Business Conduct and Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of the Company. The Company will provide any person, without charge, a copy of the Code. Requests for a copy of the Code may be made by writing to the Company at Cellegy Pharmaceuticals, Inc., 349 Oyster Point Boulevard, Suite 200, South San Francisco, CA. 94080, Attention: Chief Financial Officer.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of March 29, 2004, certain information known to Cellegy regarding the ownership of shares of common stock by (i) each person known to Cellegy to be a beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each director, (iii) each Named Officer (see “Executive Compensation”) and (iv) all directors and executive officers as a group.

	Shares Beneficially Owned(1)
Name	Number	Percent
S.J. Strategic Investments, LLC(2)	5,838,993	29.0%

Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Felix J. Baker And Julian C. Baker(3)	3,954,597	19.7%

K. Michael Forrest(4) 349 Oyster Point Blvd., Suite 200 South San Francisco, CA 94080	1,597,608	7.9%

Richard C. Williams(5)	1,010,000	5.0%

John J. Chandler(6)	243,308	1.2%

Daniel L. Azarnoff, M.D.(7)	193,459	1.0%

A. Richard Juelis(8)	141,060	*

Tobi B. Klar, M.D.(9)	98,329	*

David A. Karlin, M.D.(10)	40,624	*

Robert B. Rothermel(11)	22,500	*

John Q. Adams, Sr.(11)	10,500	*

Thomas M. Steinberg(11)	7,500	*
All directors and executive officers as a group(12) (10 persons)	13,148,478	65.4%

*	less than 1%

(1)	Based upon information supplied by officers, directors and principal shareholders. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission (the “SEC”) that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investing power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Shares of common stock, subject to an option that is currently exercisable or exercisable within 60 days of March 29, 2004 are deemed to be outstanding and to be beneficially owned by the person holding such option for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	The number of shares reported as beneficially owned is based on Amendment No. 8 to Schedule 13D, filed with the Securities and Exchange Commission on January 29, 2004, by John M. Gregory, Joan P. Gregory, Susan K. Gregory, James M. Gregory and SJ Strategic Investments, LLC, which is a family-owned entity controlled by John M. Gregory. The address for these persons is: SJ Strategic Investments LLC, 340 Edgemont Avenue, Suite 500, Bristol, TN 37620.

(3)	Based upon a Schedule 13D amendment filed jointly by these persons on September 19, 2003. The address of Andrew H. Tisch, James S. Tisch and Thomas J. Tisch was shown as 667 Madison Ave., New York, N.Y. 10021; the address of Daniel R. Tisch as 500 Park Ave., New York, N.Y. 10022; and the address of Felix J. Baker and Julian C. Baker as 655 Madison Ave., New York, N.Y. 10021. Each person reported shared and/or sole voting and dispositive power over certain of the shares listed. Because of certain business and family relationships among the reporting persons, they filed a Schedule 13D jointly, but each reporting person disclaimed beneficial ownership of shares owned by any other reporting person.

(4)	Includes 790,363 issuable upon the exercise of stock options.

(5)	Includes 1,000,000 shares issuable upon the exercise of stock options.

(6)	Includes 225,108 shares issuable upon the exercise of stock options.

(7)	Includes 186,959 shares issuable upon the exercise of stock options.

(8)	Includes 138,812 shares issuable upon the exercise of stock options.

(9)	Includes 71,129 shares issuable upon the exercise of stock options.

(10)	Includes 40,624 shares issuable upon the exercise of stock options.

(11)	Includes 7,500 shares issuable upon the exercise of stock options.

(12)	Includes 2,475,495 shares issuable upon the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock, does not purport to be complete and is subject in all respects to the applicable provisions of California law and of our constituent documents. Our amended and restated articles of incorporation and bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

As of the date of this prospectus, the authorized capital stock of the Company consists of 35,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of March 29, 2004, there were 20,117,211 shares of common stock outstanding and no outstanding shares of preferred stock.

Common Stock

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board may, from time to time, determine. Each shareholder is entitled to one vote for each share of common stock held of record on matters submitted to a vote of shareholders. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities under the Company’s charter documents. There are no redemption or sinking fund provisions applicable to the common stock. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to shareholders are distributable ratably among the holders of the common stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of claims of creditors. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of common shareholders are subject to the rights of the shareholders of any series of preferred stock, which we may designate and issue in the future.

Preferred Stock

The Company’s amended and restated articles of incorporation provide that the Company may issue shares of preferred stock in one or more series. The Board of Directors is authorized to establish from time to time the number of shares to be included in, and the designation of, any such series, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power or other rights of the holders of common stock. The Company has no present plans as of the date of this prospectus to issue any shares of preferred stock.

Warrants

The Warrant entitles Kingsbridge to purchase 260,000 shares of our common stock at an exercise price of $5.27 per share. The Warrant may be exercised from June 16, 2004 through January 16, 2009. The exercise price may be paid in cash, or the Warrant holder may exercise the warrant through a cashless net exercise procedure.

Registration Rights

The Company has granted registration rights at various times in the past before entering into the SSO Facility in connection with certain prior issuances of common stock and has filed registration statements with the Securities and Exchange Commission, all of which have become effective.

Change of Control

Our amended and restated articles of incorporation and bylaws contain provisions, such as the authorization of undesignated preferred stock, which could make it more difficult for a third party to acquire us.

We are subject to Section 1203 of the California Corporations Code, which, under certain circumstances, may make it more difficult for a person who would be an “Interested Stockholder,” as defined in Section 1203, to effect various business combinations with us for a three-year period. Under California law, a corporation’s article of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 1203. Our articles of incorporation and bylaws do not exclude us from the restrictions imposed under Section 1203.

Transfer Agent

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy and information statements, and other information that we have filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of such material from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a World Wide Web site that contains reports, proxy and information statements, and other information that is filed electronically with the SEC. This Web site can be accessed at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-2 (together with all amendments and exhibits thereto, the “Registration Statement”) under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and its exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, please refer to the Registration Statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. Copies of the Registration Statement, including exhibits thereto, may be inspected without charge at the SEC’s principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

We will furnish without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person’s written or oral request, a copy of any and all of the information that has been incorporated by reference into this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference herein as well). Requests for such copies should be directed to the attention of our Chief Financial Officer, at (650) 616-2200.

LEGAL MATTERS

Certain legal matters with respect to the securities will be passed upon for us by Weintraub Genshlea Chediak Sproul, a law corporation, located in Sacramento, California.

EXPERTS

The consolidated financial statements as of December 31, 2003 and for the year ended December 31, 2003 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of December 31, 2002 and for each of the two years in the period ended December 31, 2002 that are included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements as of December 31, 2002 and for each of the two years in the period ended December 31, 2002, are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

We incorporate by reference the following documents that we previously filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (delivered, without charge, with this prospectus).

2. Our Current Report on Form 8-K filed January 21, 2004, as amended by our Form on Form 8-K/A filed January 23, 2004.

3. Our Current Report on Form 8-K filed January 27, 2004.

4. Our Current Report on Form 8-K filed March 25, 2004.

5. All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2003 and prior to the effectiveness of the registration statement of which this prospectus forms a part.

6. The description of the Registrant’s Common Stock contained in the Registrant’s Registration Statement on Form 8-A filed on July 5, 1995 with the Commission under Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document that is incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address: Chief Financial Officer, Cellegy Pharmaceuticals, Inc., 349 Oyster Point Boulevard, Suite 200, South San Francisco, CA 94080, telephone: (650) 616-2200. You may also reference these documents through our website at www.cellegy.com.

Cellegy Pharmaceuticals, Inc.

4,000,000 Shares of Common Stock

PROSPECTUS

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. All expenses of the offering, other than selling discounts, commissions and legal fees incurred by securityholders, will be paid by the Registrant. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$2,079
Printing and engraving expenses	15,000
Accounting fees and expenses	25,000
Legal fees and expenses	25,000
Miscellaneous fees and expenses	5,000

Total	$72,079

Item 15.	Indemnification of Directors and Officers.

The Registrant’s Amended and Restated Articles of Incorporation (the “Restated Articles”) include a provision that eliminates the personal liability of its directors to the Registrant and its shareholders for monetary damages for breach of the directors’ fiduciary duties to the maximum extent permitted under California law. This limitation has no effect on a director’s liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the Registrant or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the Registrant or its shareholders, (vi) under Section 310 of the California Corporations Code (the “California Code”) (concerning contracts or transactions between the Registrant and a director) or (vii) under Section 316 of the California Code (concerning directors’ liability for improper dividends, loans and guarantees). The provision does not extend to acts or omissions of a director in his capacity as an officer. Further, the provision has no effect on claims arising under federal or state securities laws and will not affect the availability of injunctions and other equitable remedies available to the Registrant’s shareholders for any violation of a director’s fiduciary duty to the Registrant or its shareholders.

The Restated Articles also include an authorization for the Registrant to indemnify its agents (as defined in Section 317 of the California Code), through bylaws provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this latter provision, the Registrant’s Bylaws provide for indemnification of the Registrant’s directors, officers and employees. Indemnification may only be authorized by a majority of Registrant’s directors or shareholders or by order of a court, unless the agent has been successful on the merits. In addition, the Registrant’s policy is to enter into indemnification agreements with each of its officers and directors. These indemnification agreements provide that directors and officers will be indemnified and held harmless to the fullest extent permitted by law. These agreements, together with the Restated Articles, may require the Registrant, among other things, to indemnify such directors, officers and employees against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors’ and officers’ insurance if available on reasonable terms.

The Registration Rights Agreement dated January 16, 2004 between the Company and the selling shareholder provides for cross-indemnification of the selling shareholder, and of the Company and its directors and officers, for certain liabilities under the Securities Act relating to this Registration Statement and otherwise.

Section 317 of the California Code makes provisions for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The Registrant also maintains a director and officer liability policy.

See also the undertakings set out in response to Item 17.

Reference is made to the following documents regarding relevant indemnification provisions described above and elsewhere herein:

Document

1. Registration Rights Agreement, dated January 16, 2004, between Kingsbridge Capital Limited and Cellegy Pharmaceuticals, Inc.

2. Indemnification Agreements between the Company and its directors and executive officers.

Item 16.	Exhibits and Financial Statement Schedules.

The following exhibits are filed with or incorporated by reference into this registration statement:

Exhibit Number	Exhibit Title

2.1	Asset Purchase Agreement dated December 31, 1997 between the Company and Neptune Pharmaceutical Corporation. (Confidential treatment has been granted with respect to portions of this agreement.) (Incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-3 file no. 333-46087 on February 11, 1998, as amended.)

3.1	Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form SB-2 (Registration No. 33-93288 LA) declared effective on August 11, 1995 (the “SB-2”).)

3.2	Certificate of Amendment of Amended and Restated Articles of Incorporation filed with the California Secretary of State on August 6, 2002. (Incorporated by reference to Exhibit 3.2 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 (the “2003 Form 10-K”).)

3.3	Bylaws of the Company. (Incorporated by reference to Exhibit 3.3 to the SB-2.).

4.1	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the SB-2.)

5.1	Opinion of Weintraub Genshlea Chediak Sproul, a law corporation, regarding legality of securities.

*10.1	1992 Stock Option Plan. (Incorporated by reference to Exhibit 10.12 to the SB-2.)

*10.2	1995 Equity Incentive Plan. (Incorporated by reference to Exhibit 4.03 to the Company’s Registration Statement on Form S-8 (Registration No. 333-91588) filed on June 28, 2002.)

*10.3	1995 Directors’ Stock Option Plan. (Incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2002.)

10.4	Loan and Security Agreement between Silicon Valley Bank and the Company dated June 10, 1998; (Incorporated by reference to Exhibit 10.01 to the Company’s Form 10-QSB for the fiscal quarter ended June 30, 1998.)

10.5	Lease Agreement between the Company and TCNorthern California Inc. dated April 8, 1998. (Incorporated by reference to Exhibit 10.01 to the Company’s Form 10-QSB for the fiscal quarter ended March 31, 1998.)

*10.6	Employment Agreement, effective January 1, 2003, between the Company and K. Michael Forrest. (Incorporated by reference to Exhibit 10.6 to the 2003 Form 10-K.)

10.7	Share Purchase Agreement dated as of November 27, 2001, by and among the Company, Vaxis Therapeutics Corporation and certain stockholders of Vaxis. (Incorporated by reference to Exhibit 10.14 to the Company’s Form 10-K for the fiscal year ended December 31, 2001.)

10.8	Exclusive License Agreement dated as of December 31, 2002, by and between the Company and PDI, Inc. (Confidential treatment has been requested with respect to portions of this agreement.) (Incorporated by reference to Exhibit 10.10 to the Company’s Form 10-K for the year ended December 31, 2002.)

10.9	Common Stock Purchase Agreement dated January 16, 2004 between Cellegy Pharmaceuticals, Inc. and Kingsbridge Capital Limited. (Incorporated by reference to Exhibit 10.9 to the 2003 Form 10-K.)

10.10	Registration Rights Agreement dated January 16, 2004 between Cellegy Pharmaceuticals, Inc. and Kingsbridge Capital Limited. (Incorporated by reference to Exhibit 10.10 to the 2003 Form 10-K.)

10.11	Warrant dated January 16, 2004 issued to Kingsbridge Capital Limited. (Incorporated by reference to Exhibit 10.11 to the 2003 Form 10-K.)

10.12	Retention and Severance Plan. (Incorporated by reference to Exhibit 10.12 to the 2003 Form 10-K.)

10.13	Form of Agreement of Plan Participation under Retention and Severance Plan. (Incorporated by reference to Exhibit 10.13 to the 2003 Form 10-K.)

10.14	Letter agreement dated November 6, 2003 between Cellegy Pharmaceuticals, Inc. and Richard C. Williams. (Incorporated by reference to Exhibit 10.14 to the 2003 Form 10-K.)

*10.15	Stock option agreement dated November 6, 2003 between Cellegy Pharmaceuticals, Inc. and Richard C. Williams. (Incorporated by reference to Exhibit 10.15 to the 2003 Form 10-K.)

*10.16	Form of Indemnity Agreement between the Company and its directors and executive officers. (Incorporated by reference to Exhibit 10.16 to the 2003 Form 10-K.)

21.1	Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.2	Consent of Ernst & Young LLP, Independent Auditors.

23.3	Consent of Weintraub Genshlea Chediak Sproul, a law corporation (included in Exhibit 5.1).

24.1	Power of Attorney (See signature page.)

*	Represents a management contract or compensatory plan or arrangement.

Item 17.	Undertakings.

The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange commission pursuant to Rule 414(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered under this registration statement, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on this 6th day of April, 2004.

CELLEGY PHARMACEUTICALS, INC.

By:	/s/ K. MICHAEL FORREST

K. Michael Forrest,
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS THAT each individual whose signature appears below appoints each of K. Michael Forrest and A. Richard Juelis, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-2 and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 415 promulgated under the Securities Act of 1933 and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and anything appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
PRINCIPAL EXECUTIVE OFFICER:

/s/ K. MICHAEL FORREST K. Michael Forrest	President, Chief Executive Officer, and Director	April 6, 2004

PRINCIPAL FINANCIAL and ACCOUNTING OFFICER:

/s/ A. RICHARD JUELIS A. Richard Juelis	Vice President, Finance, Chief Financial Officer, and Secretary	April 6, 2004

DIRECTORS:

/s/ RICHARD C. WILLIAMS Richard C. Williams	Chairman of the Board, Director	April 6, 2004

/s/ JOHN Q. ADAMS, SR. John Q. Adams, Sr.	Director	April 6, 2004

/s/ TOBI B. KLAR, M.D. Tobi B. Klar, M.D.	Director	April 6, 2004

/s/ ROBERT B. ROTHERMEL Robert B. Rothermel	Director	April 6, 2004

/s/ THOMAS M. STEINBERG Thomas M. Steinberg	Director	April 6, 2004

EXHIBIT INDEX

Exhibit Number	Exhibit Title

2.1	Asset Purchase Agreement dated December 31, 1997 between the Company and Neptune Pharmaceutical Corporation. (Confidential treatment has been granted with respect to portions of this agreement.) (Incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-3 file no. 333-46087 on February 11, 1998, as amended.)

3.1	Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form SB-2 (Registration No. 33-93288 LA) declared effective on August 11, 1995 (the “SB-2”).)

3.2	Certificate of Amendment of Amended and Restated Articles of Incorporation filed with the California Secretary of State on August 6, 2002. (Incorporated by reference to Exhibit 3.2 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 (the “2003 Form 10-K”).)

3.3	Bylaws of the Company. (Incorporated by reference to Exhibit 3.3 to the SB-2.).

4.1	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the SB-2.)

5.1	Opinion of Weintraub Genshlea Chediak Sproul, a law corporation, regarding legality of securities.

*10.1	1992 Stock Option Plan. (Incorporated by reference to Exhibit 10.12 to the SB-2.)

*10.2	1995 Equity Incentive Plan. (Incorporated by reference to Exhibit 4.03 to the Company’s Registration Statement on Form S-8 (Registration No. 333-91588) filed on June 28, 2002.)

*10.3	1995 Directors’ Stock Option Plan. (Incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2002.)

10.4	Loan and Security Agreement between Silicon Valley Bank and the Company dated June 10, 1998; (Incorporated by reference to Exhibit 10.01 to the Company’s Form 10-QSB for the fiscal quarter ended June 30, 1998.)

10.5	Lease Agreement between the Company and TCNorthern California Inc. dated April 8, 1998. (Incorporated by reference to Exhibit 10.01 to the Company’s Form 10-QSB for the fiscal quarter ended March 31, 1998.)

*10.6	Employment Agreement, effective January 1, 2003, between the Company and K. Michael Forrest. (Incorporated by reference to Exhibit 10.6 to the 2003 Form 10-K.)

10.7	Share Purchase Agreement dated as of November 27, 2001, by and among the Company, Vaxis Therapeutics Corporation and certain stockholders of Vaxis. (Incorporated by reference to Exhibit 10.14 to the Company’s Form 10-K for the fiscal year ended December 31, 2001.)

10.8	Exclusive License Agreement dated as of December 31, 2002, by and between the Company and PDI, Inc. (Confidential treatment has been requested with respect to portions of this agreement.) (Incorporated by reference to Exhibit 10.10 to the Company’s Form 10-K for the year ended December 31, 2002.)

10.9	Common Stock Purchase Agreement dated January 16, 2004 between Cellegy Pharmaceuticals, Inc. and Kingsbridge Capital Limited. (Incorporated by reference to Exhibit 10.9 to the 2003 Form 10-K.)

10.10	Registration Rights Agreement dated January 16, 2004 between Cellegy Pharmaceuticals, Inc. and Kingsbridge Capital Limited. (Incorporated by reference to Exhibit 10.10 to the 2003 Form 10-K.)

10.11	Warrant dated January 16, 2004 issued to Kingsbridge Capital Limited. (Incorporated by reference to Exhibit 10.11 to the 2003 Form 10-K.)

10.12	Retention and Severance Plan. (Incorporated by reference to Exhibit 10.12 to the 2003 Form 10-K.)

10.13	Form of Agreement of Plan Participation under Retention and Severance Plan. (Incorporated by reference to Exhibit 10.13 to the 2003 Form 10-K.)

10.14	Letter agreement dated November 6, 2003 between Cellegy Pharmaceuticals, Inc. and Richard C. Williams. (Incorporated by reference to Exhibit 10.14 to the 2003 Form 10-K.)

*10.15	Stock option agreement dated November 6, 2003 between Cellegy Pharmaceuticals, Inc. and Richard C. Williams. (Incorporated by reference to Exhibit 10.15 to the 2003 Form 10-K.)

*10.16	Form of Indemnity Agreement between the Company and its directors and executive officers. (Incorporated by reference to Exhibit 10.16 to the 2003 Form 10-K.)

21.1	Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.2	Consent of Ernst & Young LLP, Independent Auditors.

23.3	Consent of Weintraub Genshlea Chediak Sproul, a law corporation (included in Exhibit 5.1).

24.1	Power of Attorney (See signature page.)

*	Represents a management contract or compensatory plan or arrangement.